Exhibit 21.1

List of Subsidiaries of Red Cat Holdings, Inc.

Name of Subsidiaries	Jurisdiction
Red Cat Propware, Inc.	Nevada
Rotor Riot, LLC	Ohio
FS Acquisition Corp.	Nevada
Red Cat Skypersonic, Inc.	Nevada